FOR IMMEDIATE RELEASE
January 30, 2013
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Revisions of Earnings Forecast for the Fiscal Year Ending March 31, 2013

In light of recent changes in business performance, we announce revisions to the consolidated earnings forecast announced on October 25, 2012 for the fiscal year ending March 31, 2013 as follows:

Revised consolidated earnings forecast for the fiscal year ending March 31, 2013 (April 1, 2012 to March 31, 2013)

(US GAAP)
	Net Sales	Operating income (loss)
	(Million yen)	(Million yen)
Previous forecast (A) (announced October 25, 2012)	140,000 ~ 160,000	6,000 ~ 16,000
Revised Forecast (B)	132,000	2,500
Difference (B-A)	(28,000) ~ (8,000)	(13,500) ~ (3,500)
Percentage change	(17.5)% ~ (5.7)%	(84.4)% ~ (58.3)%
(Reference) FY2011 Results	141,048	837

<Reasons for the earnings forecast revisions>
In the current fiscal year, PC demand remains poor and production level was lower for certain smart phone models at the end of 2012. Thus, customers’ appetite for capital investment has lost impetus. Reflecting current conditions, Advantest has revised its consolidated net sales and operating income estimates for the full fiscal year.

Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•
the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates;

•
circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.